Western Copper and Gold Corporation

(An exploration stage company)

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020

(Expressed in Canadian dollars)

NOTICE TO READER:

These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors.  These statements have been prepared by and are the responsibility of the Company's management.  This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		March 31, 2020	December 31, 2019
	Note	$	$
ASSETS

Cash and cash equivalents		2,809,957	1,641,721
Marketable securities	3	108,400	160,500
Other assets		158,973	281,517
CURRENT ASSETS		3,077,330	2,083,738

Exploration and evaluation assets	4	48,724,375	48,375,025

ASSETS		51,801,705	50,458,763

LIABILITIES

Accounts payable and accrued liabilities		561,842	372,790
Flow-through premium liability	5	46,716	89,775

CURRENT LIABILITIES		608,558	462,565

SHAREHOLDERS' EQUITY

Share capital	6	118,403,223	116,908,713
Contributed surplus		34,406,034	33,942,501
Deficit		(101,616,110)	(100,855,016)

SHAREHOLDERS' EQUITY		51,193,147	49,996,198

LIABILITIES AND SHAREHOLDERS' EQUITY		51,801,705	50,458,763

Commitments	9

Approved by the Board of Directors

  /s/ Robert Gayton     Director                                    /s/ Klaus Zeitler     Director

The accompanying notes are an integral part of these consolidated financial statements	- 2 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three months ended March 31,		2020	2019
	Note	$	$

Filing and regulatory fees		152,899	150,331
Office and administration		62,211	49,768
Professional fees		34,777	24,846
Rent and utilities		31,544	32,864
Share-based payments	8, 10	95,855	65,840
Shareholder communication and travel		83,233	85,564
Wages and benefits	10	296,868	265,280

CORPORATE EXPENSES		757,387	674,493

Foreign exchange gain		(316)	(410)
Interest income		(5,018)	(24,587)
Flow-through premium recovery	5	(43,059)	-
Unrealized loss on marketable securities		52,100	37,400

LOSS AND COMPREHENSIVE LOSS		761,094	686,896

Basic and diluted loss per share		0.01	0.01

Weighted average number of common shares outstanding		108,690,946	100,805,668

The accompanying notes are an integral part of these consolidated financial statements	- 3 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31,		2020	2019
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(761,094)	(686,896)

ITEMS NOT AFFECTING CASH
Share-based payments		95,855	65,840
Unrealized loss on marketable securities		52,100	37,400
Flow-through premium recovery		(43,059)	-
		104,896	103,240

Change in non-cash working capital items		163,392	(111,218)

OPERATING ACTIVITIES		(492,806)	(694,874)

FINANCING ACTIVITIES

Private placement proceeds	6	1,950,000	-
Private placement issuance costs	6	(104,490)	-
Exercise of stock options	7	-	25,000

FINANCING ACTIVITIES		1,845,510	25,000

INVESTING ACTIVITIES
Mineral property expenditures		(184,468)	(224,932)

INVESTING ACTIVITIES		(184,468)	(224,932)

CHANGE IN CASH AND CASH EQUIVALENTS		1,168,236	(894,806)

Cash and cash equivalents - Beginning		1,641,721	3,026,385

CASH AND CASH EQUIVALENTS - ENDING		2,809,957	2,131,579

The accompanying notes are an integral part of these consolidated financial statements	- 4 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$

DECEMBER 31, 2018	100,784,001	111,891,213	33,484,162	(99,088,568)	46,286,807

Exercise of stock options	50,000	25,000	-	-	25,000
Transfer of stock option value	-	9,953	(9,953)	-	-
Share-based payments	-	-	87,342	-	87,342
Loss and comprehensive loss	-	-	-	(686,896)	(686,896)

MARCH 31, 2019	100,834,001	111,926,166	33,561,551	(99,775,464)	45,712,253

Shares issued - Acquisition of mineral claims (note 6b)	3,000,000	2,760,000	-	-	2,760,000
Private Placement (note 6c)
Gross proceeds	3,727,000	3,354,300	-	-	3,354,300
Flow-through premium (note 5)	-	(857,210)	-	-	(857,210)
Issuance costs	-	(341,660)	-	-	(341,660)
Exercise of stock options	75,000	47,000	-	-	47,000
Transfer of stock option value	-	20,117	(20,117)	-	-
Share-based payments	-	-	401,067	-	401,067
Loss and comprehensive loss	-	-	-	(1,079,552)	(1,079,552)

DECEMBER 31, 2019	107,636,001	116,908,713	33,942,501	(100,855,016)	49,996,198

Private Placement (note 6c)
Gross Proceeds	3,000,000	1,950,000	-	-	1,950,000
Issuance costs	-	(104,490)	-	-	(104,490)
Allocation of warrant value	-	(351,000)	351,000	-	-
Share-based payments	-	-	112,533	-	112,533
Loss and comprehensive loss	-	-	-	(761,094)	(761,094)

MARCH 31, 2020	110,636,001	118,403,223	34,406,034	(101,616,110)	51,193,147

The accompanying notes are an integral part of these consolidated financial statements	- 5 -

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three months ended March 31, 2020 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the "Casino Project").

The Company is incorporated in British Columbia, Canada.  Its head office is located at 15th Floor - 1040 West Georgia Street, Vancouver, British Columbia.

The Company will need to raise additional funds to complete the development of the Casino Project.  While Western has been successful in raising sufficient capital to fund its operations in the past, there can be no assurance that it will be able to do so in the future.

2. BASIS OF PRESENTATION

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board ("IASB"), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB

These financial statements were approved for issue by the Company's board of directors on May 7, 2020.

b. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis.

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three months ended March 31, 2020 (unaudited – prepared by management)
(Expressed in Canadian dollars)

3. MARKETABLE SECURITIES

As at March 31, 2020, the Company held marketable securities with an aggregate market value of $108,400 (December 31, 2019 - $160,500), consisting of 2.5 million common shares of NorthIsle Copper and Gold Inc. with a market value of $100,000 (December 31, 2019 - $150,000) and 420,000 common shares of Copper North Mining Corp. with a market value of $8,400 (December 31, 2019 - $10,500).

4. EXPLORATION AND EVALUATION ASSETS

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty on the future sale of any metals and minerals derived therefrom.  As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

b. Canadian Creek (100% - Yukon, Canada)

On August 28, 2019, the Company acquired the mineral claims that comprise the Canadian Creek Property from Cariboo Rose Resources Ltd ("Cariboo Rose").  The Canadian Creek Property lies directly adjacent to the Casino Project.

The total consideration paid to Cariboo Rose consists of 3 million common shares of the Company with a fair value of $2,760,000.  The Company also incurred $38,913 in closing costs.

c. Exploration and evaluation expenditures

	Casino	Canadian Creek	Total
	$	$	$

DECEMBER 31, 2018	41,946,079	-	41,946,079

Acquisition costs	-	2,798,913	2,798,913
Claims maintenance	4,963	-	4,963
Engineering	93,307	-	93,307
Exploration and camp support	3,003,005	-	3,003,005
Permitting	185,845	-	185,845
Salary and wages	260,903	-	260,903
Share-based payments	82,010	-	82,010

DECEMBER 31, 2019	45,576,112	2,798,913	48,375,025

Claims maintenance	25,575	-	25,575
Engineering	20,511	-	20,511
Exploration and camp support	169,580	-	169,580
Permitting	17,248	-	17,248
Salary and wages	99,758	-	99,758
Share-based payments	16,678	-	16,678

MARCH 31, 2020	45,925,462	2,798,913	48,724,375

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three months ended March 31, 2020 (unaudited – prepared by management)
(Expressed in Canadian dollars)

5. FLOW THROUGH PREMIUM LIABILITY

The flow-through premium liability balance as at March 31, 2020 of $46,716 (December 31, 2019 - $89,775) arose in connection with the flow-through share offering the Company completed on May 17, 2019. The reported amount is the remaining balance of the premium from issuing the flow-through shares.  The flow-through premium liability will be derecognized with a recovery in the statement of loss pro-rata with the amount of qualifying flow-through expenditures that are incurred by the Company.

The Company is committed to incurring on or before December 31, 2020 qualifying Canadian exploration expenses as defined under the Income Act, Canada ("Qualifying CEE") in the amount of $3,354,300 with respect to the flow-through share financing completed on May 17, 2019. None of the Qualifying CEE will be available to the Company for future deduction from taxable income.

As at March 31, 2020, the Company had incurred approximately $3,171,500 of Qualifying CEE and accordingly, recognized flow-through premium recoveries of $43,059 during the three months ended March 31, 2020 (December 31, 2019 - $767,435).

6. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Acquisition of mineral claims

On August 28, 2019, Western acquired the 311 mineral claims that comprise the Canadian Creek Property from Cariboo Rose.  The Company issued 3 million common shares to Cariboo Rose valued at $0.92 per common share for an aggregate value of $2,760,000.

c. Financing

On February 28, 2020, Western issued 3,000,000 units at a price of $0.65 per unit for aggregate gross proceeds of $1,950,000.  Each unit consisted of one common share and half of a non-transferable warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.85 until February 28, 2025.  Issuance costs related to the financing totaled $104,490.

The fair value assigned to the warrants was calculated using the Black-Scholes option pricing model and the following inputs and assumptions:

Warrants issued	1,500,000
Exercise price	$0.85
Market price	$0.73
Expected term (years)	5.0
Expected share price volatility	61.3%
Average risk-free interest rate	1.07%
Expected dividend yield	-

FAIR VALUE ASSIGNED	$351,000

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three months ended March 31, 2020 (unaudited – prepared by management)
(Expressed in Canadian dollars)

On May 17, 2019, Western completed a brokered private placement of flow-through common shares (the "FT Shares").  The Company issued a total of 3,727,000 FT Shares, comprised of (i) 3,333,333 FT Shares pursuant to the base offering and (ii) 393,667 FT Shares pursuant to the agent's exercise of its option, at a price of $0.90 per FT Share for aggregate gross proceeds of $3,354,300.  Issuance costs related to the private placement totaled $341,660.

7. WARRANTS AND STOCK OPTIONS

a. Warrants

A summary of the Company's warrants outstanding, including changes for the periods then ended, is presented below:

	Number of warrants	Weighted average exercise price
		$
DECEMBER 31, 2018 and 2019	1,452,533	1.75

Issued	1,500,000	0.85
Expired	(1,452,533)	1.75

MARCH 31, 2020	1,500,000	0.85

Warrants outstanding are as follows:

Warrant outstanding, by exercise price	Number of warrants	Weighted average exercise price	Average remaining contractual life
		$	years
$0.85	1,500,000	0.85	4.92

MARCH 31, 2020	1,500,000	0.85	4.92

b. Stock options

Based on the Company's stock option plan, most recently approved by the Company's shareholders at the annual general meeting held on May 30, 2018, Western may issue stock options for the purchase of up to 10% of issued capital.  The exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant.  Stock options vest over a two year period from the date of grant unless otherwise determined by the directors.  The maximum stock option term is 10 years.  At March 31, 2020 the Company could issue an additional 5,013,599 stock options under the terms of the stock option plan.

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three months ended March 31, 2020 (unaudited – prepared by management)
(Expressed in Canadian dollars)

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2018	5,200,001	0.98

Granted	2,075,000	0.87
Exercised	(125,000)	0.58
Expired	(850,000)	0.90
Forfeited	(150,000)	1.20

DECEMBER 31, 2019	6,150,001	0.96

Expired	(100,000)	0.67

MARCH 31, 2020	6,050,001	0.96

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$0.50	616,667	0.50	0.36
$0.75	400,000	0.75	4.06
$0.90	1,675,000	0.90	4.21
$0.96	1,333,334	0.96	1.45
$1.20	2,025,000	1.20	2.89

MARCH 31, 2020	6,050,001	0.96	2.76

Of the total stock options outstanding, 3,975,001 were vested and exercisable at March 31, 2020.  The weighted average exercise price of vested stock options is $1.01 and the average remaining contractual life is 2.02 years.

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three months ended March 31, 2020 (unaudited – prepared by management)
(Expressed in Canadian dollars)

8. SHARE-BASED PAYMENTS

The following is a summary of stock options granted by the Company in 2019 and fair value assigned to each grant.  The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions.

	June 18,	April 23,
Inputs and assumptions	2019	2019

Stock options granted	1,675,000	400,000
Exercise price	$0.90	$0.75

Market price	$0.78	$0.72
Expected option term (years)	3.0	3.0
Expected stock price volatility	51.8%	51.6%
Average risk-free interest rate	1.36%	1.56%
Expected forfeiture rate	-	-
Expected dividend yield	-	-

FAIR VALUE ASSIGNED	$409,000	$100,000

9. COMMITMENTS

The Company must spend approximately $182,800 on qualifying Canadian exploration expenditures by December 31, 2020.  Otherwise, Western is required to pay the investors who purchased flow-through shares the difference between the amount of tax they would have realized had the Company incurred all expenditures renounced in March 2020 by December 31, 2020, and the amount that the investors actually realized.

10. KEY MANAGEMENT COMPENSATION

The Company's related parties include its directors and officers, who are the key management of the Company.  The remuneration of key management was as follows:

For the three months ended March 31,	2020	2019
	$	$
Salaries and director fees	258,555	203,292
Share-based payments	87,247	49,118

KEY MANAGEMENT COMPENSATION	345,802	252,410

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized in the Company's consolidated financial statements during the years presented above.

11. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada and all assets are held in Canada.

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three months ended March 31, 2020 (unaudited – prepared by management)
(Expressed in Canadian dollars)

12. CAPITAL MANAGEMENT

There has been no change in the Company's approach to capital management during the three months ended March 31, 2020.  Western has no debt and does not pay dividends.  The Company is not subject to any externally imposed capital.

13. FINANCIAL INSTRUMENT RISK

There has been no change in the Company's financial instrument risks or management's approach to those risks during the three months ended March 31, 2020.